UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41712

Digital Currency X Technology Inc.

(Exact name of registrant as specified in its charter)

Room 1101, 11/F., Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On September 3, 2026, Digital Currency X Technology Inc. (the “Company”) held its extraordinary general meeting of shareholders (the “Meeting”) as a virtual meeting conducted solely by electronic means (with no physical place of meeting) via Zoom (Meeting ID: 851 6551 1622; Passcode: 280658), at 10:00 a.m. (Hong Kong time), as described in the Company’s Notice of Extraordinary General Meeting of Shareholders furnished as Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on August 21, 2026 (the “Notice”). All shareholders of record of the Company at the close of business on August 14, 2026 (the “Record Date”) were entitled to notice of, and to vote at, the Meeting. Shareholders were able to vote via internet, telephone, or virtual attendance at the Meeting.

Based on 351,577,184 Class A ordinary shares and 1,334 Class B ordinary shares, representing 351,578,518 outstanding shares of the Company issued and outstanding and entitled to vote as of the Record Date, 351,497,462 Class A ordinary Shares were present at the Meeting in person by virtual attendance or represented by proxy, constituting a quorum for the transaction of business.

At the Meeting, the Company’s shareholders approved the following resolutions, as more particularly described in the Notice: (1) Proposal One: to consider and approve as an ordinary resolution that (i) a share consolidation of the Company’s issued and unissued class A ordinary shares and class B ordinary shares at a ratio of one hundred and sixty (160)-for-one (1) whereby every one hundred and sixty (160) class A ordinary shares of a par value of US$0.0001 each be consolidated into one (1) class A ordinary share of a par value of US$0.016 of the Company and every one hundred and sixty (160) class B ordinary shares of a par value of US$0.0001 each be consolidated into one (1) class B ordinary share of a par value of US$0.016 of the Company (the “Share Consolidation”), effective at 5:00 p.m. (Eastern Time) on the date confirmed by The Nasdaq Stock Market LLC, or has otherwise raised no objection to; and, (ii) as a consequence of the Share Consolidation, the authorized share capital of the Company be changed from US$300,000 divided into 3,000,000,000 shares of a par value of US$0.0001 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.0001 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.0001 each, to US$300,000 divided into 18,750,000 shares of a par value of US$0.016 each, comprising (a) 18,716,250 class A ordinary shares of a par value of US$0.016 each and (b) 33,750 class B ordinary shares of a par value of US$0.016 each, and (iii) no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the total number of shares to be received by such shareholder be rounded up to the next whole share;(2) Proposal Two: to consider and approve as an ordinary resolution that immediately following the Share Consolidation becoming effective, the authorized share capital of the Company be increased from US$300,000 divided into 18,750,000 shares of a par value of US$0.016 each, comprising (a) 18,716,250 class A ordinary shares of a par value of US$0.016 each and (b) 33,750 class B ordinary shares of a par value of US$0.016 each, to US$48,000,000 divided into 3,000,000,000 shares of a par value of US$0.016 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.016 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.016 each, by the creation of (i) 2,975,883,750 class A ordinary shares of a par value of US$0.016 each and (ii) 5,366,250 class B ordinary shares of a par value of US$0.016 each (the “Share Capital Increase”); (3) Proposal Three: to consider and approve as a special resolution that subject to the Share Consolidation and the Share Capital Increase being effected and all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands relating to share capital reductions being complied with (together, the “Share Capital Reduction and Reorganization”): the par value of each issued class A ordinary share and each issued class B ordinary share of a par value of US$0.016 in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.0159 of the paid-up capital on each such share (the “Share Capital Reduction”); the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company; immediately following the Share Capital Reduction, each authorized but unissued class A ordinary share and class B ordinary share of a par value of US$0.016 be subdivided into 160 class A or class B ordinary shares, as applicable, of a par value of US$0.0001 each (the “Share Sub-Division”); and immediately following the Share Sub-Division, the authorized share capital of the Company be altered by the cancellation of such number of excess authorized but unissued shares as will result in the Company having authorized share capital of US$300,000 divided into 2,994,600,000 class A ordinary shares and 5,400,000 class B ordinary shares, each of a par value of US$0.0001; (4) Proposal Four: to consider and approve as a special resolution that the Company’s fifth amended and restated memorandum and articles of association then in effect be amended and restated in their entirety by the substitution in their place of the sixth amended and restated memorandum and articles of association of the Company (the “Sixth Amended and Restated M&AA”) furnished as Exhibit 3.1 to this Report on Form 6-K, to reflect the foregoing resolutions and to incorporate amendments including, but not limited to, shortening the notice period for general meetings, simplifying the deemed notice threshold, and clarifying service of notice through the Company’s website, with the Sixth Amended and Restated M&AA to take effect subject to, and immediately following, the Share Consolidation, the Share Capital Increase and the Share Capital Reduction and Reorganization referred to above.

The Sixth Amended and Restated M&AA, as approved pursuant to proposal four above, is furnished herewith as Exhibit 3.1

This report on Form 6-K and the attached exhibit are incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-281314), as amended, and registration statement on Form S-8 (File No. 333-298575), and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits

Exhibit No.	Description
3.1	Sixth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2026

Digital Currency X Technology Inc.

By:	/s/ Melissa Chen
Name:	Melissa Chen
Title:	Chief Executive Officer